650 Town Center Drive Suite 700 Costa Mesa, CA 92626 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com
KEVIN F. CAHILL kevin.cahill@dechert.com +1 949 442 6051 Direct +1 949 681 8646 Fax

October 22, 2020

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Alison White

Re:	Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467) (the “Registrant” or “Trust”)

Dear Ms. White:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 52 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 52 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a) under the 1933 Act on August 12, 2020. The Registration Statement contains information about a new series of the Trust, Causeway Concentrated Equity Fund (the “Fund”). The SEC staff’s comments were provided by you to Kevin Cahill and Jonathan Massey of Dechert LLP in a telephonic discussion on September 24, 2020.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 52, unless otherwise noted. Summaries of the SEC staff’s comments, followed by the related responses of the Registrant, are set forth below:

1.	Comment: Please provide series and class identifications with ticker symbols.

Response: The Registrant has completed the requested information with respect to the Fund and each share class.

2.	Comment: Please provide the completed fee and expense table in advance of the Registrant’s 485(b) filing, by either email or separately filed correspondence.

Response: The Registrant has provided the completed fee and expense table as requested.

3.	Comment: Supplementally explain how the Fund estimated other expenses for the current fiscal year, as well as how the Fund determined that estimate was reasonable.

Response: Estimated expenses derive from the Fund’s budget, which is prepared by the Fund’s administrator with input from the Fund’s investment adviser. The Fund’s investment adviser communicated to the administrator that it estimated that the Fund could raise approximately $25 million in its first year. Since the Fund uses the same service providers as other series of the Trust, and its investment program has similarities to other series, the administrator extrapolated budgeted items from other relevant series to estimate expenses for the Fund, assuming the noted asset levels. Fund officers then reviewed the budget with the Fund’s administrator, and made certain adjustments to reflect the Fund’s expected operations in the first year. For example, printing and mailing expenses were adjusted to reflect that the Fund will likely have fewer shareholders than other series. Finally, the Fund’s administrator applied budgeted expenses to estimated assets to determine the Fund’s estimated other expenses in the fee table. The Registrant believes that the estimated expenses are reasonable based on the ability to extrapolate expenses from relevant existing series, per the process described above. The Registrant also notes that the Fund’s investment adviser has agreed to an expense limit, and the fee table includes that figure reflecting the expenses that shareholders will actually bear until at least the expiration of the expense limit agreement.

4.	Comment: If the Fund’s expense limit agreement is subject to recoupment, please disclose the recoupment terms in the relevant footnote to the fee and expenses table.

Response: The Fund’s expense limit agreement is not subject to recoupment.

5.

Comment: In an appropriate location, please clarify the types of preferred and preference stock that will be considered equity securities for purposes of your Names Rule. To the extent such equity has debt-like features, please explain why it is appropriate to include in your 80% names rule bucket and ensure you have risk disclosure explaining the impact any debt-like feature would have on fund returns. Also, please disclose what you mean by “other similar securities.”

Response: The Fund has included additional disclosure regarding preferred and preference stock in the Prospectus. The disclosure notes that preferred stocks are equity securities that are senior to common stock with respect to the right to receive dividends and a fixed share of the proceeds resulting from the issuer’s liquidation. It also notes that some preferred stocks also entitle their holders to receive additional liquidation proceeds on the same basis as holders of the issuer’s common stock. The disclosure also notes that preference stock is a special type of common stock that shares in the earnings of a company, has limited voting rights, may have a dividend preference, and may also have liquidation preference. Preference stocks are more common in emerging markets than in developed markets. As described above, the Fund believes that preferred and preference stock should typically be classified as equity, and therefore appropriate to include as part of the 80% names rule classification.

The Fund has removed reference to “other similar securities” from the definition of “equity securities.”

6.	Comment: We note the adviser’s investment process includes quantitative valuation screens and fundamental research - including company visits and certain interviews.

Given the disruptions caused by COVID-19 and responses to it, and with a view to enhanced strategy and risk disclosure, please tell us whether your investment analysis and diligence process has changed. For example:

Has COVID-19 caused the investment adviser to rethink the data and models it historically relied on when making investment decisions?

Does the investment adviser believe historical investment trends and data relationships will continue, and if not, how is the investment adviser repositioning its analyses in response?

Has the potential inability to conduct in-person due diligence impacted the number of investment options available and the investment adviser’s overall comfort level with certain allocation types?

These are examples only. Our comment seeks to understand how COVID-19 affects your investment operations and process as this may affect the Fund’s investments in a way that should be reflected in your disclosure. Please explain and revise as necessary.

Response:         The investment adviser’s processes have not materially changed due to COVID-19. From an operational perspective, the investment adviser remains fully functional and has not had and does not expect material disruptions in its operations or services, as its employees are equipped with the necessary hardware and connectivity to work from virtually anywhere securely. The investment adviser’s employees – including executive officers, portfolio managers, research staff, traders, operations staff, client service team, marketing employees, legal, finance, risk, compliance, and support staff – are able to access the investment adviser’s critical systems using the firm’s virtual private network (VPN). The investment adviser believes that it can maintain these arrangements for an extended period of time, if necessary. While travel is limited due to COVID-19, the investment adviser can and has conducted its fundamental research, which generally includes company-specific research, company visits, and interviews of suppliers, customers, competitors, industry analysts, and experts, via videoconference and teleconference.

The investment adviser’s investment process, as described in the Fund’s Prospectus, includes applying market capitalization and liquidity thresholds, and then quantitative valuation screens to reduce investment candidates to a narrower universe for fundamental research. While market movements during COVID-19 may cause companies to no longer meet these thresholds or screens, the investment adviser does not believe it needs to adjust its process, which continues to provide sufficient investment candidates for fundamental review. The investment adviser’s process also includes a quantitative optimization using forecast annualized returns, forecast annualized volatility risk, and other inputs to produce proposed portfolio weights for investment candidates. The optimization process and categories of inputs have not changed, and the process is designed to account for changing investment environments. Moreover, the investment adviser performs further fundamental research on the optimized portfolio, which generally includes company-specific and industry-specific research to assess the suitability of individual securities. As discussed above, such research has shifted to videoconferences and teleconferences during COVID-19.

While COVID-19 has implications for markets and whether individual companies may be selected for the portfolio, these implications are considered through the investment process described in the Prospectus. As the investment process has not changed, substantively or from an operational perspective, the Fund does not believe changes to the investment process description are necessary or appropriate.

7.	Comment: In relevant Prospectus disclosure, please clarify the difference between preferred and preference stock.

Response: The Fund has included additional disclosure regarding preferred and preference stock in the Prospectus, as requested.

8.	Comment: Please describe the makeup of the investment adviser’s beginning universe for the Fund’s potential investments.

Response: The beginning universe includes publicly listed companies throughout the developed and emerging markets, and the Fund has clarified the disclosure to refer to this universe.

9.

Comment: In relevant Prospectus disclosure, please clarify what the Fund means by “concentrated portfolio” in the second to last sentence of the second paragraph of the Fund’s “Principal Investment Strategies” section.

Response: The Fund has revised the disclosure to remove references to a “concentrated” portfolio, but instead refer to a portfolio that will typically hold between 25 and 35 investments.

10.	Comment: Given that the Fund may invest in securities of any market capitalization, consider whether small- and mid-cap investing risks should be added to the Fund’s Prospectus as principal risks.

Response: The Fund has added small- and medium-cap investment risks to the Prospectus as principal risks.

11.

Comment: We note that the Fund’s “Principal Investment Strategies” sections in response to Items 4 and 9 are the same. See general instruction C(3)(a) of Form N-1A and IM Guidance Update 2014-08, and consider revising.

Response: The Fund acknowledges the staff’s comment. The Fund respectfully believes providing a description of the Fund’s principal investment strategies in response to both Items 4 and Item 9 provide relevant and useful disclosure to Fund shareholders and potential investors.

12.	Comment: Please explain the relevance of “Information About the Fund’s Index” section on p. 9 of the Prospectus or, alternatively, consider removing or relocating such disclosure.

Response: The Fund acknowledges the staff’s comment. The Fund respectfully believes that the “Information About the Fund’s Index” section, in its current location, provides relevant and useful disclosure to Fund shareholders and potential investors regarding the nature and composition of the relevant index. .

13.

Comment: We note you indicate that the adviser considers ESG issues as part of its investment process. Please revise to more specifically address how the adviser considers ESG factors in making investment decisions. While we note your statement that there is “not universal acceptance of ESG analysis within the investment community,” if ESG considerations are a principal component of your investment strategy then your disclosure should address the data and analysis the adviser considers when evaluating investments from a ESG perspective so that investors may understand the adviser’s process.

Response: The Fund has enhanced disclosure in the Prospectus to note that the investment adviser does not use ESG factors to include or exclude companies or sectors from its investable universe. Rather, as noted, when evaluating potential benefits and risks of an investment, the investment adviser focuses on ESG issues when and to the extent that it believes ESG issues may have a significant impact on a company’s financial performance during the Fund’s investment horizon. For fundamental strategies, such as those the Fund uses, portfolio managers and research analysts will incorporate material ESG issues when establishing share price targets for companies in their bottom-up, fundamental analysis. The investment adviser’s research team uses ESG data from both third-party and proprietary sources. The emphasis on ESG factors depends on the importance of these factors to the relevant sector and unique circumstances of a company. Based on ESG criteria developed by the investment adviser’s research team, these factors are considered along with other relevant factors to determine a holistic assessment of a company. Because material ESG factors can and will vary over time, and vary by sector and even by company, the Fund does not believe it is feasible to provide a listing of the factors that may be considered as they may or may not be relevant in any particular case.

14.	Comment: We note that several principal risks included in response to Item 9 of Form N-1A are not disclosed as principal risks in response to Item 4 of Form N-1A; consider revising.

Response: The Fund acknowledges the staff’s comment. The Fund respectfully believes that the principal risks described in response to Item 4 of Form N-1A appropriately summarize the Fund’s principal risks provided in response to Item 9.

15.

Comment: We note that the Fund makes references to participation notes and warrants in the Foreign and Emerging Markets Risk. If investments in participation notes and warrants are part of the Fund’s principal investment strategies, please include additional relevant principal investment strategies and risk disclosure.

Response: The Fund has removed reference to participation notes and warrants in the Foreign and Emerging Markets Risk factor.

16.

Comment: In the “Redemption in Kind” section, consider adding disclosure related to whether the Fund will make redemptions in kind pro rata, using individual securities or representative baskets, consistent with IC Release No. 32315 (Liquidity Risk Management Programs) at p. 294.

Response: The Fund has enhanced disclosure in the Prospectus to describe the circumstances and methods by which the Fund may make redemptions in kind.

17.

Comment: In relation to the “Involuntary Redemptions or Transfers of Your Shares,” please provide the authority for the last sentence in the first paragraph, which states “In addition, the Fund reserves the right to redeem all or some of your shares for any reason if it determines doing so would be in the best interests of the Fund or its shareholders.”

Response: The Fund notes that Article VII, Section 2 of the Trust’s Bylaws authorize that, “[t]he Trustees may, at their option, and at any time, have the right to redeem shares of any shareholder of a particular Portfolio or Class thereof in accordance with Section 2 of this Article VII. The Trustees may refuse to transfer or issue shares to any person to the extent that the same is necessary to comply with applicable law or advisable to further the purposes for which the Trust is formed.”

18.	Comment: On the signature page, please clarify who signed in the capacity as the Fund’s comptroller or principal accounting officer.

Response: The Fund has revised the signature page, which now identifies the individual serving as the Fund’s principal accounting officer.

*        *        *

Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin F. Cahill
Kevin F. Cahill